                                                                   EXHIBIT 99(C)

                         DISCOVER CARD MASTER TRUST I
                      DESCRIPTION OF RECENT DEVELOPMENTS

     The following describes certain recent developments relating to the Discover(R) Card Master Trust I (the "Master Trust"). Capitalized terms used herein and not otherwise defined will have the meaning ascribed to them in the relevant prospectus or prospectus supplement.

  A. THE SELLER

     On May 31, 1997, Dean Witter, Discover & Co., and Morgan Stanley Group Inc. consummated their previously announced merger. Dean Witter, Discover & Co., the indirect parent of Greenwood Trust Company, is the surviving corporation in the merger and will continue its corporate existence under the name "Morgan Stanley Dean Witter & Co." ("MSDW"). Dean Witter Reynolds
Inc. ("DWR"), Dean Witter International Ltd. ("DWIL"), Morgan Stanley & Co. Incorporated ("MS & Co.), and Morgan Stanley International Limited (MSIL") are wholly-owned subsidiaries of MSDW.

  B. DISCOVER CARD BUSINESS

     1.   GENERAL

     The number of service establishments that accept the Discover Card has continued to increase. For the 12 months ended November 30, 1997, approximately 405,000 new service establishments were enrolled. As of November 30, 1997, there were 34.5 million Discover Card accounts with 43.4 million cardmembers. Each Discover cardmember is subject to account terms and conditions that are uniform from state to state. The credit limits on Discover Card accounts generally range from $1,000 to $6,000, although on occasion higher or lower limits may be authorized. Effective March 1, 1998, a cardmember will not be granted cash advances that exceed, in the aggregate, an amount equal to 50% of such cardmember's credit limit.

     2.   CREDIT-GRANTING PROCEDURES

     Accounts in the Discover Card Portfolio have been solicited by various techniques and have undergone credit review to establish that the cardmembers meet standards of stability and ability and willingness to pay. Principally, the accounts have been solicited (i) via "pre-selected" direct mail or telemarketing, (ii) by "take-one" applications distributed in many service establishments that accept the Discover Card and (iii) with various other programs targeting specific segments of the population. Solicitations have been supported by general broadcast and print media advertising. Potential applicants who are sent pre-selected solicitations have met certain credit criteria relating to their previous payment patterns and longevity of account relationships with other credit grantors. Since September 1987, all lists have been pre-screened through credit bureaus before mailing. Pre-screening is a process by which an independent credit reporting agency evaluates the lists of names supplied by

Greenwood against credit-worthiness criteria supplied by Greenwood that are intended to provide a general indication, based on available information, of the stability and of the willingness and ability of such persons to repay their obligations; the credit bureaus return to Greenwood only the names of those persons meeting these criteria. Applicants who respond to such pre-selected solicitations are subject to a subsequent screening upon receipt of their completed applications, to ensure that such individuals continue to meet selection and credit criteria. Applications that are not pre-selected are evaluated by using credit-scoring systems (statistical evaluation models that assign point values to credit information regarding applications). The credit-scoring systems used by Greenwood are based on the credit-scoring systems developed by a scoring model vendor. Certain applications not approved under the credit-scoring systems are reviewed by credit analysts. Any such application as to which a credit analyst recommends approval is processed in Greenwood's main office in New Castle, Delaware by senior bank review analysts and may be approved by them.

     3.   COLLECTION EFFORTS

     Efforts to collect past-due Discover Card account receivables currently are made primarily by collections personnel of NOVUS Services, Inc. ("NSI") or Greenwood. Under current practice, Greenwood includes a request for payment of past-due amounts on the monthly billing statement of all accounts with such amounts. Accounts with past-due amounts also receive a written notice of late fee charges on their statements and an additional request for payment after any monthly statement which includes a past-due amount. Collection personnel generally initiate telephone contact with cardmembers within 30 days after any portion of their balance becomes past due. In the event that initial telephone contacts fail to elicit a payment, Greenwood continues to contact the cardmember by telephone and by mail. Greenwood also may enter into arrangements with cardmembers to waive finance charges, late fees and principal due, and extend or otherwise change payment schedules.

     C.   THE ACCOUNTS

     1.   BILLING AND PAYMENTS

     In addition to periodic finance charges, Greenwood may impose certain other charges and fees on Discover Card accounts. Greenwood currently charges a cash advance transaction fee equal to 2.5% of each new cash advance, with a minimum fee of $3.00 per transaction. Greenwood also currently charges a $20 late fee on Discover Card accounts each time a payment has not been made by the required due date, a $20 fee for balances exceeding a cardmember's credit limit as of the close of such cardmember's monthly billing cycle, a $20 fee for any payment check returned unpaid and a $20 fee for Discover Card cash advance, balance transfer or other promotional checks that are returned by Greenwood due to insufficient credit availability.

     2. COMPOSITION OF THE ACCOUNTS

     The Receivables in the Accounts as of March 1, 1998 totaled
$20,006,241,003.28. The Accounts had an average balance of $890 and an average credit limit of $4,675 as of March 1, 1998.

     Geographic Distribution. As of March, 1, 1998, the five states with the largest Receivables balances were as follows:

                                                 PERCENTAGE OF TOTAL RECEIVABLES
STATE                                                BALANCE IN THE ACCOUNTS
-----                                                -----------------------
California                                                   11.7%
Texas                                                         9.3%
New York                                                      6.8%
Florida                                                       5.9%
Illinois                                                      4.8%

     Credit Limit Information. Credit limit information as of March 1, 1998 with respect to the Accounts is summarized as follows:

                                                                PERCENTAGE
                                                   RECEIVABLES   OF TOTAL
                                                   OUTSTANDING  RECEIVABLES
CREDIT LIMIT                                         (000)'s    OUTSTANDING
------------                                       -----------  -----------
Less than or equal to $1,000.00                    $   383,445         1.9%
$1,000.01 to $2,000.00                             $ 2,908,360        14.5%
$2,000.01 to $3,000.00                             $ 3,012,781        15.1%
Over $3,000.00                                     $13,701,655        68.5%
                                                   -----------  -----------
    Total                                          $20,006,241       100.0%
                                                   ===========  ===========

     Seasoning. As of March 1, 1998, 84% of the Accounts were at least 24 months old. The distribution of the age of Accounts as of March 1, 1998 was as follows:

                                               PERCENTAGE   PERCENTAGE
AGE OF ACCOUNTS                                OF ACCOUNTS  OF BALANCES
---------------                                -----------  -----------
Less than 12 Months                                4.8%         4.0%
12 to 23 months                                   11.2%        11.7%
24 to 35 months                                   16.6%        17.5%
36 Months and Greater                             67.4%        66.8%
                                                -------     --------
    Total                                        100.0%       100.0%
                                                =======     ========

     Summary Current Delinquency Information. Current delinquency information as of March 1, 1998 with respect to the Accounts is summarized as follows:

                                     RECEIVABLES
                                     OUTSTANDING            PERCENTAGE
PAYMENT STATUS                         (000)'s              OF BALANCES
--------------                         -------              -----------
Current                            $  17,287,575               86.4%
1 to 29 Days                       $   1,193,271                6.0%
30 to 59 Days                      $     561,303                2.8%
60 to 89 Days                      $     346,830                1.7%
90 to 119 Days                     $     262,444                1.3%
120 to 149 Days                    $     176,252                0.9%
150 to 179 Days                    $     178,566                0.9%
                                         -------                ----
    Total                          $  20,006,241              100.0%
                                   -------------             =======

  D. COMPOSITION AND HISTORICAL PERFORMANCE OF THE DISCOVER CARD PORTFOLIO.

     The following updates information relating to the Discover Card Portfolio contained in the prospectuses relating to the Master Trust.

     1. COMPOSITION OF DISCOVER CARD PORTFOLIO

     Geographic Distribution. The Discover Card Portfolio is not concentrated geographically. As of November 30, 1997, the five states with the largest receivables balances were as follows:

                                  PERCENTAGE OF TOTAL RECEIVABLES BALANCE
                                        OF DISCOVER CARD PORTFOLIO
STATE                                     AS OF NOVEMBER 30, 1997
-----                                     -----------------------
California                                         11.3%
Texas                                              9.3%
New York                                           6.7%
Florida                                            5.9%
Illinois                                           5.0%

     No other state accounted for more than 5% of the total receivables balance of the Discover Card Portfolio as of November 30, 1997.

     Credit Limit Information. Credit limit information as of November 30, 1997 with respect to the Discover Card Portfolio is summarized as follows:

                                                              PERCENTAGE
                                                 RECEIVABLES   OF TOTAL
                                                 OUTSTANDING  RECEIVABLES
CREDIT LIMIT                                       (000)'s    OUTSTANDING
------------                                     -----------  -----------
Less than or equal to $1,000.00                  $   528,792         1.8%
$1,000.01 to $2,000.00                           $ 4,088,654        13.7%
$2,000.01 to $3,000.00                           $ 3,927,544        13.2%
Over $3,000.00                                   $21,207,550        71.3%
                                                 -----------      -------
    Total                                        $29,752,540       100.0%
                                                 ===========      =======

     Seasoning. As of November 30, 1997, 84.5% of the accounts in the Discover Card Portfolio were at least 24 months old. The distribution of the age of accounts in the Discover Card Portfolio as of November 30, 1997 was as follows:


                                                  PERCENTAGE   PERCENTAGE
AGE OF ACCOUNTS                                   OF ACCOUNTS  OF BALANCES
---------------                                   -----------  -----------
Less than 12 Months                                   6.6%         5.0%
12 to 23 months                                       8.9%         9.3%
24 to 35 months                                      11.7%        12.4%
36 Months and Greater                                72.8%        73.3%
                                                   -------      -------
    Total                                           100.0%       100.0%
                                                   =======      =======

     Summary Yield Information. The annualized aggregate monthly yield for the Discover Card Portfolio is summarized as follows:

                             ELEVEN MONTHS ENDED    YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                              NOVEMBER 30, 1997     1996      1995      1994
                             -------------------    ----      ----      ----
Aggregate Monthly Yields(1)
Excluding Recoveries(2)            18.19%          17.72%    16.95%    16.65%
Including Recoveries(3)            18.90%          18.20%    17.39%    17.07%

(1) Monthly Yield is calculated by dividing Monthly Finance Charges billed by beginning monthly balance. Monthly Finance Charges include periodic finance charges, cash advance item charges, late fees, and as of March 1, 1996, overlimit fees, but exclude certain other items, such as annual membership fees, if any, which are included in Finance Charge Receivables. Aggregate Monthly Yield is the average of Monthly Yields annualized for each period shown.

(2) Monthly Yield excluding any recoveries received with respect to charged-off accounts.

(3) Monthly Yield including recoveries received with respect to charged-off accounts. Recoveries received with respect to Charged-Off Accounts (other than the proceeds of sales of Charged-Off Accounts that have been removed from the Trust) are included in the Trust and are treated as Finance Charge Collections. However, the level of recoveries for the Trust will initially be lower than the level of recoveries for the Discover Card Portfolio because charged-off accounts were not included in the Accounts selected for inclusion in the Trust. The level of recoveries on Additional Accounts will also initially be lower than the level of recoveries for the Discover Card Portfolio because charged-off accounts will not be included in Additional Accounts selected for inclusion in the Trust. Greenwood believes that, over time, the level of recoveries on the Accounts (including on any Additional Accounts), as a percentage of the Receivables in the Trust will increase to more closely approximate the level of recoveries in the Discover Card Portfolio, although the extent of such increase cannot be predicted and may be limited by removals of Charged-Off Accounts from the Trust and there can be no assurance that the level of recoveries for the Trust will ever equal the level of recoveries for the Discover Card Portfolio.

     Summary Current Delinquency Information. Current delinquency information as of November 30, 1997 with respect to the Discover Card Portfolio is summarized as follows:

                                     PERCENTAGE             PERCENTAGE
PAYMENT STATUS                       OF ACCOUNTS            OF BALANCES
--------------                       -----------            -----------
Current                              $25,546,310               85.8%
1 to 29 Days                         $ 2,194,931                7.4%
30 to 59 Days                        $   658,518                2.2%
60 to 89 Days                        $   466,870                1.6%
90 to 119 Days                       $   353,093                1.2%
120 to 149 Days                      $   294,001                1.0%
150 to 179 Days                      $   238,817                0.8%
                                     -----------             -------
    Total                            $29,752,540              100.0%
                                     ===========             =======

     Summary Historical Delinquency Information. Historical delinquency information with respect to the Discover Card Portfolio is summarized as follows:


                         AVERAGE OF ELEVEN MONTHS                     AVERAGE OF TWELVE MONTHS ENDED DECEMBER 31,
                                                     -------------------------------------------------------------------------------
                         ENDED NOVEMBER 30, 1997                  1996                       1995                     1994
                         -----------------------     ----------------------------  ------------------------ ------------------------
                       DELINQUENT                    DELINQUENT                     DELINQUENT              DELINQUENT
                        AMOUNT                         AMOUNT                        AMOUNT                  AMOUNT
                        (000's)       PERCENTAGE(1)    (000's)     PERCENTAGE(1)    (000's)   PERCENTAGE(1)  (000's)  PERCENTAGE(1)
                        -------       -------------    ------      -------------   ---------- -------------  -------  -------------
30-59 Days........    $  743,464          2.6%       $  680,645        2.7%        $  568,382     2.6%       $405,942      2.2%
60-89 Days........    $  432,410          1.5%       $  361,992        1.4%        $  276,821     1.3%       $193,582      1.1%
90-179 Days.......    $  803,204          2.8%       $  593,661        2.3%        $  403,134     1.8%       $282,080      1.5%
                      ----------         -----       ----------        ----        ----------     ----       --------     ------
    Total.........    $1,979,078          6.9%       $1,636,298        6.4%        $1,248,337     5.7%       $881,604      4.8%
                      ==========         =====       ==========        ====        ==========     ====       ========      =====

(1) The percentages are the result of dividing Delinquent Amount by Average Receivables Outstanding for the applicable period. Delinquent Amount is the average of the monthly ending balances of delinquent accounts during the periods indicated. Average Receivables Outstanding is the average of the monthly average amount of receivables outstanding during the periods indicated.

     Summary Charge-Off Information. Charge-off information with respect to the Discover Card Portfolio is summarized as follows:

                                                                                        YEAR ENDED DECEMBER 31,
                                                               ELEVEN MONTHS   ------------------------------------------
                                                             -----------------     1996          1995           1994
                                                                  ENDED        ------------  -------------  -------------
                                                            NOVEMBER 30, 1997            (DOLLARS IN THOUSANDS)
Average Receivables Outstanding(1) ..........................   $28,403,076     $25,542,718    $22,031,829    $18,464,611
Gross Charge Offs............................................   $ 1,891,601     $ 1,458,450    $   923,836    $   680,487
Gross Charge-Offs as a Percentage of
Average Receivables Outstanding (2)..........................          7.27%           5.71%          4.19%          3.69%

(1) Average Receivables Outstanding is the average of the monthly average amount of receivables outstanding during the periods indicated.

(2) Recoveries with respect to charged-off Receivables (other than the proceeds of sales of Charged-Off Accounts that have been removed from the Trust) are property of the Trust and are treated as Finance Charge Collections.

     Summary Payment Rate Information(1). The monthly rate of payments in the Discover Card Portfolio is summarized as follows:


                                                    ELEVEN MONTHS      YEAR ENDED DECEMBER 31,
                                                        ENDED        ----------------------------
                                                  NOVEMBER 30, 1997    1996      1995      1994
                                                  -----------------  --------  --------  --------
Average Monthly Payment
Rate(2)..................                              14.51%         15.24%    16.20%    16.65%
High Monthly Payment Rate.......................       16.31%         18.08%    18.97%    17.89%
Low Monthly Payment Rate........................       12.41%         13.33%    13.67%    15.16%

(1) Monthly Payment Rate is calculated by dividing monthly cardmember remittances by the cardmember receivable balance outstanding as of the beginning of the month.

(2) Average Monthly Payment Rate for a period is equal to the sum of individual monthly payment rates for the period divided by the number of months in the period.

     2. PAYMENT OF THE INVESTOR CERTIFICATES

     Each Series Supplement provides that an Amortization Event will occur on any Distribution Date on which the three-month rolling average Series Excess Spread is less than zero and the three-month rolling average Group Excess Spread is less than zero. "Series Excess Spread" for any Distribution Date equals (a) the sum of Series Finance Charge Collections, Series Yield Collections, Series Additional Investor Funds and any Class Investment Income for any Class of the Series minus (b) the sum of (i) the amount of Certificate Interest for each Class of such Series, (ii) the Investor Servicing Fee, (iii) the product of the Series Percentage with respect to the Charged-Off Amount and the Charged-Off Amount and (iv) the Credit Enhancement Fee, in each case for the Distribution Date. "Group Excess Spread" for any Distribution Date is the sum of the Series Excess Spreads for each Series in the Group.

     The three-month rolling average Group Excess Spread Percentage for Group One has declined from 6.02% for the Distribution Date in March 1997 to 4.35% for the Distribution Date in March 1998, primarily as a result of increases in the Charged-Off Amount. "Group Excess Spread Percentage" for any Distribution Date is the product of (a) the Group Excess Spread for such Distribution Date divided by the sum of the Series Investor Interests for each Series in Group One and (b) twelve.

  E. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following sections of "Certain Federal Income Tax Consequences" are updated as follows:

     GENERAL

     The following summary of certain anticipated federal income tax consequences of the purchase, ownership and disposition of investor certificates of a series is based on the advice of Latham & Watkins ("Tax Counsel") as counsel to Greenwood. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), currently applicable Treasury Regulations and judicial and administrative rulings and decisions ("Current Law"). There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any legislative, judicial or administrative changes or interpretations may or may not be retroactive and could affect tax consequences to investor certificateholders of one or more series.

     The summary does not purport to deal with all aspects of federal income taxation that may affect particular investor certificateholders in light of their individual circumstances, and, except for certain limited discussions of particular topics, is not intended for investor certificateholders subject to special treatment under the federal income tax laws (e.g., life insurance companies, tax-exempt organizations, financial institutions, broker-dealers and investors that have a functional currency other than the United States dollar or hold their investor certificates as part of a hedge, straddle or conversion transaction). PROSPECTIVE INVESTOR CERTIFICATEHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, FOREIGN AND ANY OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF INVESTOR CERTIFICATES.

     The discussion assumes that an investor certificate (i) is issued in registered form, (ii) has all payments denominated in United States dollars and not determined by reference to the value of any other currency, and (iii) has a term that exceeds one year. Moreover, the discussion assumes that, unless
Section 1272(a)(6) applies to the investor certificate, the interest formula for the investor certificate meets the requirements for "qualified stated interest" under Treasury Regulations relating to original issue discount ("OID"), and that any OID on an investor certificate arising from any excess of the principal amount of such investor certificate over its issue price is de minimis (i.e., is less than 1/4% of its principal amount multiplied by the number of full years until its maturity date).

     TAX TREATMENT TO THE INVESTOR CERTIFICATES AS INDEBTEDNESS

     Tax Counsel has advised Greenwood that, in their opinion, although the matter is not free from doubt, under Current Law the investor certificates of all previously issued series will be treated as indebtedness of Greenwood for federal income tax purposes. Such opinions were based, in part, upon (i) the expressed intent of Greenwood to treat the investor certificates for federal, state and local income and franchise tax purposes as indebtedness secured by the Receivables and other assets held in the Trust, (ii) the commitment of each investor certificateholder, by the acceptance of an investor certificate, similarly to treat the investor certificates for federal, state and local income and franchise tax purposes as indebtedness, (iii) Tax Counsel's conclusion that the federal income tax treatment of the investor certificates should be determined based on the economic substance of the arrangement created by the Pooling and Servicing Agreement and the Series Supplement of each series, and (iv) Tax Counsel's analysis of such economic substance. There can be no assurance, however, that the IRS or the courts will agree with the conclusions of Tax Counsel. In that regard, the Pooling and Servicing Agreement and the Series Supplement of a series generally refer to the transfer of the Receivables as a

"sale," and Greenwood has informed Tax Counsel (i) that different criteria are used in determining the non-tax accounting treatment of the transaction and
(ii) that, for regulatory and financial accounting purposes, Greenwood will treat the transfer of the Receivables under the Pooling and Servicing Agreement and the Series Supplement with respect to such series as a transfer of an ownership interest in the Receivables and not as the creation of a debt obligation. Notwithstanding the foregoing, Greenwood will treat the investor certificates as indebtedness for federal, state and local income and franchise tax purposes and the investor certificateholders, by acceptance of the investor certificates, agree to treat such investor certificates of a series as indebtedness of Greenwood for federal, state and local income and franchise tax purposes. Except for the discussion in "-- Possible Characterization of the Investor Certificates" below, the following discussion of federal income tax consequences assumes that the investor certificates of a series will be treated as indebtedness of Greenwood for federal income tax purposes.

     The above discussion is qualified in its entirety by reference to the tax opinions delivered in connection with any issuance of the investor certificates of a series, and filed as an exhibit to the Registration Statement to which such series relates.

                  UNITED STATES INVESTOR CERTIFICATEHOLDERS

     The rules set forth below apply to investor certificateholders who are "United States Persons." A "United States Person" is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust (or, under certain circumstances, a trust the income of which is subject to United States federal income taxation regardless of its source).

     Stated Interest on Investor Certificates. Subject to the discussion below, interest paid on the investor certificates will be taxable as ordinary income when received or accrued by investor certificateholders in accordance with their method of accounting. Generally, interest received on the investor certificates will constitute "investment income" for purposes of certain limitations of the Code concerning the deductibility of investment interest expense.

     Original Issue Discount. In general, the excess of the stated redemption price at maturity of the investor certificates of a series over their issue price will constitute OID, unless such excess is within a statutorily-defined de minimis exception.

     If the investor certificates of a series are issued with OID, investor certificateholders generally will be required to include OID in income for each accrual period in advance of receipt of the cash representing such OID. A holder of a debt instrument issued with OID is required to recognize as ordinary income the amount of OID on the debt instrument as such discount accrues, in accordance with a constant yield method. Under Section 1272(a)(6) of the Code, special provisions apply to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments or, to the extent provided in Treasury Regulations, by reason of other events. Under these provisions, the computation of OID (and market discount, see "-- Market Discount," below) on such debt instruments must be determined by taking into account both the prepayment assumptions used in pricing the debt instrument and the actual prepayment experience. As a result, the amount of OID on such debt instruments that will accrue in any given accrual period may either increase or decrease depending upon the actual prepayment rate. Because no Treasury Regulations have been issued interpreting Section 1272(a)(6), investor certificateholders should consult their own tax advisors regarding the impact of the OID rules in the event the investor certificates of a series are issued with OID.

     Market Discount. Investor certificateholders should be aware that the resale of an investor certificate may be affected by the market discount provisions of the Code. These rules generally provide that, subject to a statutorily-defined de minimis exception, if an investor certificateholder acquires an investor certificate at a market discount (i.e., at a price below its stated redemption price at maturity or its revised issue price if it was issued with OID) and thereafter recognizes gain upon a disposition of the investor certificate (or disposes of it in certain non-recognition transactions such as a gift), the lesser of such gain (or appreciation, in the case of an applicable non-recognition transaction) or the portion of the market discount that accrued while the investor certificate was held by such investor certificateholder will be treated as ordinary interest income at the time of the disposition. The market discount rules also provide that an investor certificateholder who acquires an investor certificate at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry the investor certificate until the investor certificateholder disposes of the investor certificate in a taxable transaction.

     Principal payments on the investor certificates of a series will be made monthly, semi-annually or at other regular intervals. An investor certificateholder who acquired an investor certificate at a market discount would be required to treat as ordinary interest income the portion of any principal payment attributable to accrued market discount on such investor certificate.

     An investor certificateholder who acquired an investor certificate at a market discount may elect to include market discount in income as the discount accrues, either on a ratable basis or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If an investor certificateholder elects to include market discount in income in accordance with the preceding sentence, the foregoing rules with respect to the recognition of ordinary income on sales, principal payments and certain other dispositions of the investor certificates and the deferral of interest deductions on indebtedness related to the investor certificates will not apply.

     Amortizable Bond Premium. Generally, if the price or tax basis of an investor certificate held as a capital asset exceeds the sum of all amounts payable on the investor certificate after the acquisition date (other than payments of qualified stated interest), such excess may constitute amortizable bond premium that the investor certificateholder may elect to amortize under the constant interest rate method over the period from the investor certificateholder's acquisition date to the investor certificate's maturity date. Treasury Regulations specifically exclude debt instruments acquired on or after March 2, 1998 that are subject to Section 1272(a)(6) of the Code from the amortizable bond premium rules contained in such Regulations. See discussion of Section 1272(a)(6) in "-- Original Issue Discount." Amortizable bond premium generally will be treated as an offset to interest income on the investor certificate, rather than as a separate interest deduction item subject to the investment interest limitations of the Code. An investor certificateholder that elects to amortize bond premium must generally reduce the tax basis in the related investor certificate by the amount of bond premium used to offset interest income. If an investor certificate purchased at a premium is redeemed in full prior to its maturity, an investor certificateholder who has elected to amortize bond premium should be entitled to a deduction for any remaining unamortized bond premium in the taxable year of redemption.

     Sales of Investor Certificates. In general, an investor certificateholder will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of an investor certificate measured by the difference between (i) the amount of cash and the fair market value of any property received (other than the amount attributable to, and taxable as, accrued but unpaid interest) and (ii) the investor certificateholder's tax basis in the investor certificate (as increased by any OID or market discount previously included in income by the investor certificateholder and decreased by any deductions previously allowed for amortizable bond premium and by any payments reflecting principal or OID received with respect to such investor certificate).

     Subject to the OID and market discount rules discussed above and to the one-year holding period requirement for long-term capital gain treatment, any such gain or loss generally will be long-term capital gain or loss, provided the investor certificate was held as a capital asset. The maximum federal income tax rate applicable to capital gains and ordinary income for corporations is 35%. Moreover, capital losses generally may be used only to offset capital gains. The maximum ordinary federal income tax rate for individuals, estates and trusts is 36% (for married individuals filing joint returns with taxable income in excess of $155,950 ($128,100 for certain unmarried individuals)), whereas the maximum long-term capital gains rate applicable to the sale of an investor certificate is 20% for such taxpayers who, at the time of such sale, have held such investor certificate for more than 18 months, and 28% for such taxpayers who, at the time of such sale, have held such investor certificate for more than one year but not more than 18 months. A further 10% surtax will be imposed on ordinary income of individuals with taxable incomes in excess of $278,450 (for married individuals filing joint returns and for certain unmarried individuals) and estates and trusts with taxable incomes in excess of $8,350 (thereby creating a maximum federal income tax rate for such taxpayers of 39.6%).

     FOREIGN INVESTOR CERTIFICATEHOLDERS

     Set forth below is a general discussion of the United States federal income and estate tax consequences of the purchase, ownership, sale or other disposition of an investor certificate by an investor certificateholder that, for United States federal income tax purposes, is (i) a foreign corporation, (ii) a non-resident alien individual, (iii) a foreign estate or trust or (iv) a foreign partnership, as such terms are defined in the Code (a "non-U.S. Holder"). Some non-U.S. Holders (including certain residents of certain United States possessions or territories) may be subject to special rules not discussed herein.

     Interest (including OID, if any) paid to a non-U.S. Holder of investor certificates will not be subject to a required withholding of United States federal income tax, provided that (i) such interest payments are effectively connected with the conduct of a trade or business of the non-U.S. Holder within the United States and such non-U.S. Holder provides an appropriate statement to such effect, or (ii)(a) the holder is not (1) a "10 percent shareholder" of Greenwood or (2) a "controlled foreign corporation" with respect to which Greenwood is a "related person" within the meaning of the Code and (b) the beneficial owner (and, if relevant, a financial institution on the beneficial owner's behalf ) provides an appropriate statement, signed under penalty of perjury, certifying that the beneficial owner of such investor certificate is not a United States Person and providing the beneficial owner's name and address. The statement generally must be provided in the year a payment occurs or in either of the two preceding years. For years after 1998, certain Treasury Regulations specify that the statement must be made on Form W-8 and provided prior to payment.

     A non-U.S. Holder generally will not be subject to United States federal income tax on gain realized on the disposition of an investor certificate (other than gain attributable to accrued interest or OID, which is addressed in the preceding paragraph); provided that (i) the gain is not effectively connected with the conduct of a trade or business within the United States by the non-U.S. Holder and (ii) in the case of an individual holder, (A) the non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the sale, exchange or redemption or (B)(1) the non-U.S. Holder does not have a "tax home" in the United States and (2) the gain is not attributable to an office or other fixed place of business maintained in the United States by the non-U.S. Holder.

     If the interest or gain on an investor certificate held by a non-U.S. Holder is effectively connected with the conduct of a trade or business within the United States by the non-U.S. Holder, then the non-U.S. Holder (although exempt from the withholding of tax previously discussed if the non-U.S. Holder provides an appropriate statement) generally will be subject to United States federal income tax on the interest (including OID, if any) or gain at regular federal income tax rates in a similar fashion to a United States Person. See "-- United States Investor Certificateholders," above. In addition, if the non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

     An investor certificate held by an individual who at the time of death is a non-U.S. Holder will not be subject to United States federal estate tax as a result of such individual's death if, immediately before death, (i) the individual was not a 10 percent shareholder" of Greenwood and (ii) interest on such investor certificate was not effectively connected with the conduct of a trade or business within the United States by the individual.

     THE FOREGOING DESCRIPTION OF THE POTENTIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS IS NECESSARILY INCOMPLETE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FOREGOING MATTERS TO THEM.

     BACKUP WITHHOLDING AND INFORMATION REPORTING

     Information reporting requirements apply to certain payments of principal of and interest on (and the amount of OID, if any, accrued on) an obligation, and to proceeds of certain sales of an obligation before maturity, to certain nonexempt investor certificateholders who are United States Persons. Payments to certain entities, including, but not limited to, corporations and financial institutions, are exempt from information reporting. In addition, a backup withholding tax also may apply with respect to such amounts if such investor certificateholders fail to provide correct taxpayer identification numbers and other information. The backup withholding tax rate is 31%. Greenwood, or a paying agent or a broker, as the case may be, will be required to withhold from any payment that is subject to backup withholding unless the investor certificateholder has provided the required certification in the manner prescribed in applicable Treasury Regulations.

     In the case of payments of principal of and interest on (and the amount of OID, if any, accrued on) investor certificates by Greenwood or its paying agents to non-U.S. Holders, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither Greenwood nor its paying agents has actual knowledge that the holder is a United States Person or that the conditions of any other exemption are not in fact satisfied). Payments of the proceeds of the sale of an investor certificate to or through a foreign office of a United States broker or foreign brokers with certain types of relationships to the United States, however, are subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is not a United States Person and no actual knowledge that such evidence is false and certain other conditions are met. After 1998, unless exempt from information reporting, such payments may be subject to backup withholding. Payments of the proceeds of a sale to or through the United States office of a broker will be subject to information reporting and backup withholding unless the payee makes appropriate certifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) or an exemption is otherwise established.

     Any amounts withheld under the backup withholding rules from a payment to an investor certificateholder will be allowed as a refund or a credit against such investor certificateholder's United States federal income tax.

     Recently, the Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. The final regulations are generally effective for payments made after December 31, 1998, subject to certain transition rules. Non-U.S. Holders are urged to consult their own tax advisors with respect to these final regulations.

     POSSIBLE CHARACTERIZATION OF THE INVESTOR CERTIFICATES

     The foregoing discussion assumes that the investor certificates of a series will be treated as indebtedness of Greenwood for federal income tax purposes. However, although Tax Counsel has opined to such effect with respect to each previously issued series of investor certificates, the matter is not free from doubt, and there can be no assurance that the IRS or the courts will agree with Tax Counsel's opinion. If the IRS were to contend successfully that the investor certificates of a series are not indebtedness of Greenwood for federal income tax purposes, it could find that the arrangement created by the Pooling and Servicing Agreement and the Series Supplement with respect to such series constitutes a partnership which could be treated as a "publicly traded partnership" taxable as a corporation.

     If the investor certificates of a series were treated as interests in a partnership, the partnership in all likelihood would be treated as a "publicly traded partnership." If the partnership were nevertheless not taxable as a corporation (for example, because of an exception for a "publicly traded partnership" whose income is interest that is not derived in the conduct of a financial business), such partnership would not be subject to federal income tax. Rather, the investor certificateholders of such series would be required to include in income their share of the income and deductions generated by the assets of the Trust, as determined under partnership tax accounting rules. In such event, the amount, timing and character of the income required to be recognized by an investor certificateholder could differ materially from the amount, timing and character thereof if the investor certificates were characterized as indebtedness of Greenwood. It also is possible that such a partnership could be subject to tax in certain states where the partnership is considered to be engaged in business, and that the investor certificateholders, as partners in such a partnership, could be taxed on their share of the partnership's income in such states.

     In addition, if such a partnership is considered to be engaged in a trade or business within the United States, the partnership would be subject to a withholding tax on distributions to (or, at its election, income allocable to) non-U.S. Holders, and each such non-U.S. Holder would be credited for such non-U.S. Holder's share of the withholding tax paid by the partnership. Moreover, the non-U.S. Holder generally would be subject to United States federal income tax at regular federal income tax rates, and possibly a branch profits tax (in the case of a corporate non-U.S. Holder), as previously described. See "- Foreign Investor Certificateholders" above.

Further, even if the partnership is not considered to be engaged in a trade or business within the United States, it appears that partnership withholding will be required in the case of any such non-U.S. Holder that is engaged in a trade or business within the United States to which the investor certificate income is effectively connected.

     Alternatively, although there may be arguments to the contrary, it appears that if such a partnership is not considered to be engaged in a trade or business within the United States and if income with respect to an investor certificate is not otherwise effectively connected with the conduct of a trade or business within the United States by a non-U.S. Holder, the non-U.S. Holder would be subject to United States federal income tax and withholding at a rate of 30% (unless reduced by an applicable treaty) on such non-U.S. Holder's distributive share of the partnership's interest income.

     If the investor certificates of a series were treated as interests in a "publicly traded partnership" taxable as a corporation, the income from the assets of the Trust would be subject to federal income tax and tax imposed by certain states where the entity would be considered to have operations at corporate rates, which would reduce the amounts available for distribution to the investor certificateholders. Under such circumstances, the investor certificates may be treated as debt of an entity taxable as a corporation or, alternatively, as equity of such an entity in which latter case interest payments to investor certificateholders could be treated as dividends and, if made to non-U.S. Holders, could be subject to United States federal income tax and withholding at a rate of 30% (unless reduced by an applicable tax treaty).

     Finally, with respect to a series having a class of subordinated certificates, the IRS might contend that even though the Class A certificates are properly classified as debt obligations for federal income tax purposes, the Class B certificates are not properly classified as such. Under this approach, the Class B certificates might be viewed as equity interests in an entity (such as Greenwood or a joint venture consisting of Greenwood and the Class B certificateholders), with the Class A certificates treated as debt obligations of such entity. If such an entity were characterized as a partnership not taxable as a corporation, the entity would not be subject to federal income tax, although the Class B certificateholders would be subject to the tax consequences previously described with respect to interests in a partnership that is not taxable as a corporation. Alternatively, if such an entity were characterized as a "publicly traded partnership" taxable as a corporation, the tax liability on the income of the entity might, in certain circumstances, reduce distributions on both the Class A certificates and the Class B certificates, and the Class B certificateholders would be subject to the tax consequences previously described with respect to interests in a "publicly traded partnership" taxable as a corporation. In addition, any non-U.S. Holder of a Class A certificate who is the actual or constructive owner of 10% or more of the outstanding principal amount of the Class B certificates may be treated as a "10 percent shareholder." See "- Foreign Investor Certificateholders" above.

     Based on Tax Counsel's advice as to the likely treatment of the investor certificates for federal income tax purposes, Greenwood and the Trust will not attempt to cause the arrangement created by the Pooling and Servicing Agreement and the Series Supplement with respect to a series to comply with the federal or state income tax reporting requirements applicable to partnerships or corporations. If such arrangement were later held to constitute a partnership or corporation, the manner of bringing it into compliance with such requirements is unclear.

     Prospective investor certificateholders should consult their own tax advisors as to the risk that the investor certificates will not be treated as indebtedness of Greenwood, and the possible tax consequences of potential alternative treatments.

  F. ERISA CONSIDERATIONS

     The section entitled "ERISA Considerations" is updated as follows:

     If the investor certificates were deemed to be an extension of credit for ERISA purposes, the purchase of the investor certificates by a Plan with respect to which Greenwood or one of its affiliates is a "party in interest" or "disqualified person" might be considered a prohibited extension of credit under Section 406 of ERISA and Section 4975 of the Code unless an exemption is applicable. There are at least four prohibited transaction class exemptions issued by the DOL that might apply, depending in part on who decided to acquire the investor certificates for the Plan: DOL Prohibited Transaction Exemption ("PTE") 84-14 (Class Exemption for Plan Asset Transactions determined by Independent Qualified Professional Asset Managers); PTE 91-38 (Class Exemption for Certain Transactions Involving Bank Collective Investment Funds); PTE 90-1 (Class Exemption for Certain Transactions Involving Insurance Company Pooled Separate Accounts); and PTE 96-23 (Class Exemption for Plan Asset Transactions Determined by In-House Asset Managers).

     Moreover, whether the investor certificates are debt or equity for ERISA purposes, a possible violation of the prohibited transaction rules could occur if the investor certificates were purchased during the offering with assets of a Plan if Greenwood, the Trustee, any Underwriter or any of their affiliates were a fiduciary with respect to such Plan. Under ERISA and the Code, a person is a "fiduciary" with respect to a Plan to the extent (i) he exercises any discretionary authority or discretionary control respecting management of such Plan or exercises any authority or control respecting management or disposition of its assets, (ii) he renders investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of such Plan, or has any authority or responsibility to do so or (iii) he has any discretionary authority or discretionary responsibility in the administration of such Plan. Accordingly, the fiduciaries of any Plan should not purchase the investor certificates during the offering with assets of any Plan if Greenwood, the Trustee, the Underwriters or any of their affiliates is a fiduciary with respect to the Plan.

     In light of the foregoing, fiduciaries of Plans considering the purchase of the investor certificates should consult their own tax or other appropriate counsel regarding the application of ERISA and the Code to their purchase of the investor certificates.

     In particular, insurance companies considering the purchase of investor certificates should consult their own benefits counsel or other appropriate counsel with respect to the United States Supreme Court's decision in John Hancock Mutual Life Insurance Co. v. Harris Trust & Savings Bank, 114 S. Ct. 517 (1993) ("John Hancock"), DOL PTE 95-60 (Class Exemption for Certain Transactions Involving Insurance Company General Accounts) and Section 401(c) of ERISA. In John Hancock, the Supreme Court held that the assets held in an insurance company's general account may be deemed to be "plan assets" under certain circumstances. Subject to numerous conditions and limitations, PTE 95-60 effectively reverses this portion of the holding in John Hancock. Section 401(c) of ERISA was added by the Small Business Job Protection Act of 1996 and requires the Secretary of Labor to issue final regulations by December 31, 1997 which are to provide guidance for the purpose of determining, in cases where an insurer issues one or more policies (supported by the assets of the insurer's general account) to or for the benefit of an employee benefit plan, which assets of such insurer (other than assets held in a separate account) constitute "plan assets" for the purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Code. Such regulations shall only apply with respect to policies which are issued by an insurer on or before December 31, 1998, to or for the benefit of an employee benefit plan which is supported by the assets of such insurer's general account. With respect to policies issued on or before December 31, 1998, such regulations shall take effect at the end of the 18-month period following the date on which such regulations become final. Section 401(c) of ERISA also provides that no person will be subject to liability under Section 4975 of the Code and the fiduciary responsibility provisions of ERISA on the basis of a claim that the assets of an insurer (other than assets held in a separate account) are "plan assets," for conduct occurring before the date which is 18 months following the date the final regulations become final. On December 22, 1997, the DOL issued proposed regulations under Section 401(c) of ERISA. 29 CFR 2550.401c-1.

     Accordingly, investors should analyze whether John Hancock, PTE 95-60,
Section 401(c) of ERISA and any regulations issued pursuant to Section 401(c) of ERISA may have an impact with respect to their purchase of investor certificates.

  G. GLOBAL CLEARANCE, SETTLEMENT AND TAX DOCUMENTATION PROCEDURES

     U.S. Federal Income Tax Reporting Procedure. The Certificate Owner of a Global Security or, in the case of a Form 1001 or a Form 4224 filer, his agent, files by submitting the appropriate form to the person through whom it holds (the clearing agency, in the case of persons holding directly on the books of the clearing agency) an investor certificate.

     Treasury Regulations issued on October 14, 1997, which will be applicable to payments made after 1998 (with certain transition rules), provide for the unification and simplification of certain current certification procedures. Under these regulations, a Form W-8 will replace Forms 1001 and 4224 and become the only form necessary to obtain a withholding exemption or reduction for non-U.S. Holders. Further, pursuant to these new regulations, special rules permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. Although a beneficial owner will still be required to submit a Form W-8 to such an intermediary, such intermediary generally will not be required to forward the Form W-8 received from such beneficial owner to the withholding agent. Both U.S. Holders and non-U.S. Holders are urged to consult their own tax advisors with respect to these new regulations.

     The term "U.S. Holder" means (i) a citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state, (iii) an estate the income of which is includible in gross income for United States tax purposes, regardless of its source, or
(iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust (or, under certain circumstances, a trust the income of which is subject to United States federal income taxation regardless of its source).